Brett Meisenheimer, Executive VP/ Director of Operations for the Company

Over the last thirty-five years Brett has developed, and maintained, hundreds of relationships with builders, contractors, property managers, engineers, institutions, local governments. His early focus was on waterproofing new construction; however, the demand for his services evolved into roofing, restoration, remediation, epoxy injections, protective coatings and more. Brett has worked with manufacturers, architects, engineers, and local building officials getting products approved, and in many cases, acquiring territorial exclusivity contracts with new products.

- October 2009 – to 2017: Owned and operated Suburban Electric Company in North Carolina
- 1985 to 2009 Founder and owner of NV Waterproofing a major waterproofing subcontractor in the metropolitan Washington D.C. market
- Graduated from University of Arizona with a Bachelor of Science in Marketing and Management